Exhibit 99.9

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
CHAP MERCANTILE INC.	04 / 02 / 29	04 / 04 / 29

ISSUER'S ADDRESS	Suite 1600 —609 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Vancouver	BC	V7Y 1C3	604-669-3877	604-609-1302
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
Geir Liland	Director			604-609-1302
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
YY/MM/DD
"GEIR LILAND"	GEIR LILAND	04 / 04 / 29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
YY/MM/DD
"JOHN G. PROUST"	JOHN G. PROUST	04 / 04 / 29

CHAP MERCANTILE INC. FORM 51-901F – QUARTERLY AND YEAR END REPORT FEBRUARY 29, 2004

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited financial statements for the six month period ended February 29, 2004.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.	See attached unaudited financial statements for the six month period ended February 29, 2004.

2.	Related party transactions: None.

3.	a)	Summary of securities issued during the period: None.

	b)	Summary of options granted during the period:

Date of	Optionee	Number of	Exercise	Expiry date
Issue		Common	Price per
		Shares	Share

January 27, 2004	Directors /Consultants	450,000	$0.15	January 27, 2009

4.	a)	Authorized share capital :	Unlimited Common Voting Shares
Unlimited Common Non-Voting Shares
Unlimited Preferred, Redeemable, Non-Voting Shares

b)	Shares issued and outstanding: 8,600,000 Common Voting Shares Share capital: $ 945,000

c)	Summary of options and warrants outstanding:

	Number of Shares	Exercise Price	Expiry Date

Options	450,000	$0.15	January 27, 2009

d)	Shares held in escrow:	None
	Subject to pooling:	None

5.	Directors and Officers of the Company

	Geir Liland	Director & President	Appointed February 25, 2004
	John Proust	Director	Appointed February 25, 2004
	John Ridley	Director	Appointed February 25, 2004
	Bernadette D’Silva	Secretary	Appointed February 25, 2004

CHAP MERCANTILE INC. FORM 51-901F – QUARTERLY AND YEAR END REPORT FEBRUARY 29, 2004

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Management is currently focusing on finding new acquisition opportunities in the mining and resource sector.